Exhibit 99.1

RISE Education Receives Nasdaq Notification Regarding Minimum Bid Price Compliance

BEIJING, October 8, 2021 –RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) today announced that it received a letter (the “Nasdaq Letter”) dated September 27, 2021 from the Listing Qualification Department of The NASDAQ Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities for the last 30 consecutive business days from August 13, 2021 through September 24, 2021, the Company no longer meets the minimum bid price requirement set forth in Listing Rule 5550(a)(2).

The Nasdaq Letter states that under Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until March 28, 2022, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the closing bid price of the Company’s listed securities must be at least US$1.00 for a minimum of ten consecutive business days. If the Company does not regain compliance by March 28, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its listed securities and is considering the options available to it to regain compliance with the Listing Rules within the compliance period.

About RISE Education

RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) is a leading education service provider that focuses on the development of cognitive and aptitude training for young children facilitated by an integrated Online-Merge-Offline (OMO) teaching approach model. Since its establishment in 2007, RISE has focused on building a holistic education system that helps children develop well-rounded skills and cultivate their talents with vision, motivation and innovation.

The Company’s mission is to create an aptitude education ecosystem that specializes in early child development, cognitive thinking, and aptitude training. Through digital transformation and continuous upgrading of its business and operations, RISE consists of five brands – RISE English, an aptitude training brand for students above six years old; Hiyeah, a brand focusing on social interaction and emotional development of children between three to eight years old; WhySTEAM, a brand focusing on STEAM-oriented aptitude development for children under eight years old; RISE Study Tour, a brand for students’ comprehensive practical aptitude development; and The Edge, a premium brand for academic tutoring, test preparation and admissions consulting services. For more information, please visit http://ir.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Luna Xing

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191